

May 4, 2023

Allen J. Mistysyn
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

Re: The Sherwin-Williams Company
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-04851
Filed February 22, 2023

Dear Allen J. Mistysyn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis
Results of Operations, page 23

1. Please quantify the extent to which changes in revenue are attributable to changes in prices and volumes. For example, you disclose that net sales in The Americas Group increased primarily due to selling price increases as well as volume growth in all end markets, particularly residential repaint, but do not quantify these factors. Refer to Item 303(b)(2)(iii) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services